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Mr. Todd K. Schiffman, Esq.	Moscow	Tokyo
Assistant Director	Munich	Washington, D.C.
Office of Financial Services
Division of Corporation Finance	File No. 042262-0005
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Federal National Mortgage Association
Form 10-K for Fiscal Year Ended December 31, 2006
Filed August 16, 2007
Form 10-Q for Quarterly Period Ended September 30, 2007
Filed November 9, 2007
File No. 000-50231
Dear Mr. Schiffman:
On behalf of our client, the Federal National Mortgage Association (“Fannie Mae”), we are submitting this letter in response to the comment contained in the Staff’s letter of February 21, 2007 (the “Comment Letter”), regarding Fannie Mae’s Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2007 (the “Third Quarter 2007 Form 10-Q”).
Form 10-K for the Fiscal Year ended December 31, 2006
Financial Statements
1.	We note your response to prior comment 17 from our letter dated February 12, 2007. Your response indicates that trusts formed on or after June 1, 2007 are governed by the terms of a new trust agreement. Under the terms of your new trust agreement, loans may be modified if the modification is required by a “Relief Act”, or a court, but generally outside of those provisions, modifications are significantly restricted or prohibited. A “Relief Act” is defined in the trust agreement as any federal, state or local law that, from time to time, requires mortgages generally to adjust loan terms, including the Servicemembers Civil Relief Act of 2004, as in effect from time to time.

February 22, 2008

The Servicemembers Civil Relief Act1 (the “SCRA”) was enacted by Congress in order to give relief to the men and women serving the country in our armed services. The SCRA was intended to provide relief to servicemembers from certain contractual or legal obligations during their period of military service, so that they may “devote their entire energy to the defense needs of the Nation.”2 The SCRA reduces a borrower’s loan payments under the exceptional circumstances when a servicemember, who has obtained a mortgage loan, subsequently goes on active duty. The SCRA provides for the statutory forgiveness of mortgage interest for servicemembers on active duty to the extent that the contractual rate of interest exceeds 6 percent per year.3 Fannie Mae has first and foremost played its part in meeting the important mandate set forth by Congress.
Fannie Mae believes that its guaranty qualifies for the scope exception in paragraph 10(d) of FAS 133, as amended by FAS 149 for the following reasons:
◦	the reduction of a borrower’s loan payments under certain provisions of the SCRA is force majeure[4] and constitutes a payment default under a borrower’s promissory note;

◦	servicers have various contacts with the borrowers regarding their payments on the loan. The various contacts the servicers make with the borrowers, taken together, constitute demand sufficient for the purposes of paragraph 10(d);

◦	Fannie Mae has subrogation rights; and

◦	there have been no modifications to loans in the MBS trusts by the parties thereto.

1	Since Fannie Mae believes that the SCRA is substantially similar to the other Relief Acts included within Section 5.3(4), this comment response, unless otherwise indicated, refers to SCRA.

2	SCRA Sec. 2.

3	SCRA Sec. 207(a) provides:

(a) INTEREST RATE LIMITATION-

(1) LIMITATION TO 6 PERCENT- An obligation or liability bearing interest at a rate in excess of 6 percent per year that is incurred by a servicemember, or the servicemember and the servicemember’s spouse jointly, before the servicemember enters military service shall not bear interest at a rate in excess of 6 percent per year during the period of military service.

(2) FORGIVENESS OF INTEREST IN EXCESS OF 6 PERCENT- Interest at a rate in excess of 6 percent per year that would otherwise be incurred but for the prohibition in paragraph (1) is forgiven.

(3) PREVENTION OF ACCELERATION OF PRINCIPAL- The amount of any periodic payment due from a servicemember under the terms of the instrument that created an obligation or liability covered by this section shall be reduced by the amount of the interest forgiven under paragraph (2) that is allocable to the period for which such payment is made.

4	Force majeure is defined in Black’s Law Dictionary (8th ed. 2004) as “[a]n event or effect that can be neither anticipated nor controlled. The term includes both acts of nature . . . and acts of people.”

February 22, 2008

Please respond to the following:
•	Tell us whether you have made any modifications to the loans in the MBS trusts pursuant to this “Relief Act” provision;
There have been no modifications to loans in the MBS trusts pursuant to this “Relief Act” provision by any parties to the loan documents for purposes of the MBS trusts. Specifically, neither party to the loan documents has taken action that results in a modification. The language in Section 5.3(4) of the trust agreement was intended to clarify that such changes as are required y the SCRA are not modifications for purposes of the trust agreement.
Fannie Mae advises the Staff that the total amount of reimbursements to single-family MBS trusts as a result of the application of the SCRA in 2007 was approximately $1.5 million and the total number of loans on which Fannie Mae made such reimbursements was approximately 10,500 out of approximately 14 million loans in single-family MBS trusts.
•	Tell us whether you are responsible for making payments to the MBS trust for the difference in payments between what the borrower was originally required to make, and what they are required to make under any modification required by a “Relief Act”;
Under the trust documents, certificateholders are entitled to receive timely payment of interest at the rate designated in the MBS certificate. When a servicemember pays less interest on a mortgage loan pursuant to the interest rate limitation under the SCRA, Fannie Mae as guarantor is responsible for making payments to the MBS trust for the difference between the amount of interest actually received from the servicemember and interest at the rate designated in the MBS certicate set forth in the note.
•	Tell us how you believe that your guarantee qualifies for the paragraph 10(d) scope exception in SFAS 133. In this regard, it appears that modifications could be made pursuant to a requirement in a “Relief Act” prior to an event of default occurring (for example, in certain cases under the Servicemembers Civil Relief Act of 2004), and therefore you could be required to make payment under your guarantee prior to the actual occurrence of an event of default;

•	Additionally, in your analysis of paragraph 10(d) of SFAS 133, please tell us how you believe your guarantees meet the requirement, as outlined in paragraphs A21 and A22 of SFAS 149, that the guaranteed party (i.e. the MBS trust) must demand payment from the debtor, and that once it is determined that the required obligation will not be satisfied by the debtor, the guaranteed party must relinquish to the guarantor its rights to receive payment from the debtor in order to receive payment from the guarantor (i.e. a right of subrogation);
Fannie Mae believes that its guaranty qualifies for the paragraph 10(d) scope exception. Paragraph 10(d) requires that: (1) the guaranty provide for payments to be made solely to reimburse the guaranteed party (i.e., the MBS trust) for failure of the debtor (i.e., the borrower)

February 22, 2008

to satisfy its required payment obligations under a nonderivative contract (i.e., the note) at a pre-specified date; and (2) the guaranty payment is made only if the payment described in (1) is past due. The guaranty meets the paragraph 10(d) criteria because when a borrower makes a reduced payment as a result of a Relief Act, the borrower has failed to make a payment required under the note. Fannie Mae’s guaranty obligation is created and defined at the time the MBS trust is created based on the required payments under the borrower’s note. The mortgage note is not amended or modified by any party to the note and yet, as a result of the Relief Act, the borrower does not pay the amount the MBS trust has committed to pay certificateholders based upon the borrower’s stated obligation. Thus, when Fannie Mae makes payments to cover payment deficiencies as a result of the SCRA, it makes those payments as a result of a default by the borrower for purposes of the MBS trusts.
Fannie Mae considers a servicemember who has asserted relief under the SCRA to be in default under the terms of the borrower’s loan for purposes of the MBS trusts. Specifically, Fannie Mae’s standard promissory note provides that a borrower will be in default if a borrower fails to pay the full amount of each monthly payment on the date it is due under the note. Therefore, if a servicemember makes payments at the SCRA’s statutory rate, and that rate is less than the rate set forth in the note, the servicemember is in default of his or her original obligations for purposes of the MBS trusts.
We also observe for the Staff that the borrower is in default for purposes of the MBS trusts because Section 207 of the SCRA does not act as a modification to the terms of the original note, for the following reasons:
◦	There is not a written addendum to the original note by both parties thereto reducing the interest rate, as would be required under a modification.

◦	The SCRA provides that the borrower will make payments under the original terms after the servicemember is no longer entitled to relief under the SCRA.[5]

◦	Because the original interest rate has not been modified, a creditor may obtain judicial relief from the interest rate limitation if a court determines that the servicemember’s ability to pay the contract interest rate is not materially affected by reason of the servicemember’s military service.[6]
Although the SCRA does not modify the original terms of the loan, the SCRA was intended as a remedial statute to protect servicemembers from a mortgage holder’s exercise of remedies for defaults. In other words, the SCRA acts like a force majeure provision; it limits a mortgage holder’s remedies because of an unusual condition or event. Fannie Mae’s view that the deficient

5	SCRA Sec. 207(a) (set forth in n.3, above).

6	SCRA Sec. 207(c) provides:

(c) CREDITOR PROTECTION- A court may grant a creditor relief from the limitations of this section if, in the opinion of the court, the ability of the servicemember to pay interest upon the obligation or liability at a rate in excess of 6 percent per year is not materially affected by reason of the servicemember’s military service.

February 22, 2008

payment resulting from the application of the SCRA is a default for purposes of the MBS trusts is consistent with the statute, which contemplates the borrower’s default status, and therefore, provided protections to the servicemember against remedies typically available to a mortgage holder as a result of a default. For example, the noteholder or servicer is precluded from foreclosing on the mortgaged property or reporting any adverse credit information to credit bureaus as a result of the application of SCRA. 7 In addition, a noteholder may not use a servicemember’s relief under the SCRA as a basis for a refusal to grant credit or a denial and revocation of credit in future credit transactions.8
Paragraphs A21 and A22 of SFAS 149 require that the guaranteed party (i.e., an MBS trust) demand payment from the debtor (i.e., the borrower under the mortgage) in order for the financial guaranty to qualify for the scope exception of paragraph 10(d). The monthly payment notices sent to borrowers by servicers represent demands by Fannie Mae’s trusts to the borrowers. In order for the borrower to receive relief for interest payments, the borrower must notify the servicer of his/her eligibility, and the servicer then must request from the borrower a copy of the orders calling the borrower to military duty. Additionally, servicers are expected to periodically contact the borrowers to determine when active duty status will end and whether the borrower still qualifies for the interest forgiveness. These various contacts with the borrowers, taken together, constitute demand sufficient for the purposes of paragraph A21 and A22 of SFAS 149. Given the purpose of SCRA and the means in which it is implemented and administered, it would be futile for a servicer to continuously demand payment of interest in excess of 6% while the servicer knows the borrower is on active duty.
Paragraphs A21 and A22 also require that the guaranteed party must relinquish to the guarantor its rights to receive payment from the debtor in order to receive payment from the guarantor. Section 7.5(3)9 of the new trust agreement explicitly provides Fannie Mae as guarantor with subrogation rights. Common law equitable principles provide the same rights to Fannie Mae for

7	SCRA Sec. 108 provides:

Application by a servicemember for, or receipt by a servicemember of, a stay, postponement, or suspension pursuant to this Act in the payment of a tax, fine, penalty, insurance premium, or other civil obligation or liability of that servicemember shall not itself (without regard to other considerations) provide the basis for any of the following:

. . .

(3) An adverse report relating to the creditworthiness of the servicemember by or to a person engaged in the practice of assembling or evaluating consumer credit information.

. . .

(5) An annotation in a servicemember’s record by a creditor or a person engaged in the practice of assembling or evaluating consumer credit information, identifying the servicemember as a member of the National Guard or a reserve component.

8	Sec. 518

9	7.5(3) Subrogation. The Guarantor will be subrogated to all rights of Holders of Certificates in the related Trust with respect to amounts paid pursuant to the Guaranty. Nothing in this Subsection 7.5(3) will impair Fannie Mae’s right to receive distributions in its capacity as a Holder, if it is a Holder of any Certificates.

February 22, 2008

guaranty payments made under the old trust indentures. With respect to a guaranty payment made as a result of the SCRA, Fannie Mae has the same subrogation rights as it has with respect to any other guaranty payment. However, Fannie Mae typically does not receive any payments associated with any exercise of its subrogation rights arising from such SCRA related guaranty payments. Therefore, Fannie Mae has concluded that its subrogation rights as guarantor comply with the requirements of paragraphs A21 and A22 of SFAS 149.
In addition, Fannie Mae believes its accounting approach is consistent with the scope exception in paragraph 10(d) of SFAS 133 and the basis for conclusions in paragraphs A21 and A22 of SFAS 149. The intent of the financial guaranty scope exception was to exclude from derivative accounting, guaranties for payment-based defaults. In clarifying the scope exception, the FASB intended to require derivative accounting for credit default swaps and guaranties that cover non-payment based defaults such as changes in control of the debtor and violations of covenants. Based upon the intent of the FASB, Fannie Mae concluded that the reduction in payments under the Servicemembers Civil Relief Act is a payment-based default for purposes of the MBS trusts rather than a non-payment based default.
•	Tell us whether you made similar modifications under the terms of your old trust agreements, which were in effect for trusts created prior to June 1, 2007. If so, please tell us how you concluded that your guarantee qualifies for the paragraph 10(d) exception.
For the same reasons discussed in Fannie Mae’s response to the first bullet point under comment 1, there have been no modifications to loans in the MBS trusts pursuant to the Relief Acts by any parties to the loan documents for the purposes of the MBS trusts. Although there was no reference to Relief Acts in the trust indentures that were in place prior to June 1, 2007, these documents were nevertheless affected by such provisions. As a result, the discussion above with respect to the paragraph 10(d) scope exception for guaranties by Fannie Mae of MBS trusts issued since June 1, 2007 applies equally with respect to guaranties of MBS trusts issued prior to June 1, 2007.
* * *
While the issues presented by the SCRA are complex, Fannie Mae believes its guaranty meets the scope exception in paragraph 10(d) and the basis for conclusions in paragraphs A21 and A22. Therefore, the guarantee of interest shortfalls resulting from the SCRA does not cause the guaranty to be accounted for as a derivative. Fannie Mae respectfully submits that guaranty accounting as applied by Fannie Mae provides useful and transparent information to investors.

Please be advised that Fannie Mae has authorized me to provide its acknowledgement that:
•	Fannie Mae is responsible for the adequacy and accuracy of the disclosure in the filings;

February 22, 2008

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	Fannie Mae may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned at 202.637.2242 if you have any questions or would like any additional information.

Sincerely,
/s/ John J. Huber
John J. Huber of Latham & Watkins LLP

cc:	Stephen Swad, Chief Financial Officer Al Hazard, Deloitte & Touche LLP